April 27, 2010

Securities and Exchange Commission

Mailstop 3010

Washington, D.C. 20549

Attention: Linda VanDoorn, Senior Assistant Chief Accountant

         Yolanda Crittendon, Staff Accountant

Re:	The Charles Schwab Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on February 25, 2010

File No. 001-09700

Dear Ms. VanDoorn and Ms. Crittendon:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Ms. Linda VanDoorn to Mr. Walter W. Bettinger II dated April 15, 2010, with respect to the above referenced periodic report. The staff’s comments are noted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements and Notes

Consolidated Statements of Income, page 42

Comment 1: We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Response: The Company acknowledges the guidance in FASB ASC 260-10-45-5. The Company will not include dividends declared per common share on the face of its Statements of Income in its future periodic filings.

Securities and Exchange Commission

April 27, 2010

Note 2, Summary of Significant Accounting Policies, page 46

Securities available for sale and securities held to maturity, page 47

Comment 2: We note that you deem debt securities with unrealized losses to be other-than-temporarily impaired when either the company intends to sell the security or if the company will be required to sell such security prior to any anticipated recovery. Please clarify whether the company uses the probability standard of, “more likely than not”, in assessing whether it will be required to sell the security before recovery. Please show us how you will revise future filings to clarify. Refer to FASB ASC 320-10-35-34A.

Response: The Company does use the probability standard of, “more likely than not”, in assessing whether it will be required to sell a debt security with an unrealized loss before recovery. The Company will revise its disclosure in its future periodic filings to clarify this as follows:

“Management evaluates whether securities available for sale and securities held to maturity are other-than-temporarily impaired (OTTI) on a quarterly basis. Debt securities with unrealized losses are considered OTTI if the Company intends to sell the security or if it is more likely than not that the Company will be required to sell such security prior to any anticipated recovery.”

*    *    *    *

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or Geoffrey O. Huggins, Senior Vice President – Corporate Controller, at (415) 667-9208 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer